August 19, 2011
Via EDGAR Submission and Overnight Delivery
Jeffrey P. Riedler
U.S. Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, DC 20549

Re:	Acadia Healthcare Company, Inc. (the “Company”) Registration Statement on Form S-4 Filed July 13, 2011 File No. 333-175523
Dear Mr. Riedler
          The Company has reviewed the Staff’s comments in your letter dated August 10, 2011 regarding Acadia Healthcare Company, Inc.’s Form S-4 originally filed with the U.S. Securities and Exchange Commission on July 13, 2011 (File No. 333-175523) (the “Registration Statement”) and has set forth below its responses to the comments.
General
1.	We note that the current shareholders of Acadia will receive a dividend prior to the merger which will be financed by debt. Please make clear in the forepart and elsewhere in the prospectus that the company will be leveraged just prior to the merger and provide the following enhanced disclosure:
•	Please disclose under “Acadia’s Financing for the Merger” on pages 3 the amount in total that Acadia expects to borrow either from the Bridge Facility or the Senior Notes and how much of that amount will be used to pay the dividend;
Response:
The Company has revised the disclosure on page 3 of the Registration Statement in response to the Staff’s comment.
•	Please disclose in the first and second risk factors on page 19 the amount of the indebtedness that will be incurred to finance the payment of the dividend to Acadia shareholders prior to the merger;
Response:
The Company has revised the disclosure on page 19 of the Registration Statement in response to the Staff’s comment.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

•	Please expand the heading to the second risk factor on page 19 to briefly mention the partial use of the debt to be incurred to pay the dividend to the current Acadia shareholders;
Response:
The Company has revised the heading of the second full risk factor on page 19 of the Registration Statement in response to the Staff’s comment
•	Please explain in detail under “Background of the Merger” on page 50 how and why the relative values of PHC and Acadia necessitated the payment to $90 million to the shareholders of Acadia in order to result in the desired relative ownership of the two companies;
Response:
The Company has revised the disclosure on page 55 of the Registration Statement in response to the Staff’s comment to reflect that the post-merger ownership interests in Acadia and the payment to be made to Acadia stockholders prior to consummation of the merger were finalized after consideration of a number of factors, including the following: (i) the respective trailing 12-month revenue and adjusted EBITDA for each of Acadia and PHC; (ii) the opportunity to improve the operations at each party’s facilities; (iii) the proven record of substantial growth demonstrated by Acadia’s senior management team; and (iv) the opportunity for PHC stockholders to own a substantial portion of the combined company.
•	Please explain under “PHC’s Reasons for the Merger” on page 55 how the board of PHC viewed and considered the payment of the dividend to Acadia shareholders and the resulting increased debt load of the combined companies and why they considered the merger to nevertheless be in the best interest of the shareholders of PHC; and
Response:
The Company has revised the disclosure on page 60 of the Registration Statement in response to the Staff’s comment to reflect the PHC board’s view of the dividend to be paid to Acadia stockholders and the related financing.
•	Please disclose in the second paragraph under “Acadia’s Financing for the Merger” on page 72 the amount of the distribution to be paid to Acadia shareholders.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

Response:
The Company has revised the disclosure on page 76 of the Registration Statement in response to the Staff’s comment.
Risk Factors, page 18
“The directors and executive officers of PHC have interests that differ from those of PHC stockholders.” page 18
2.	We note your statement that, upon the closing of the merger, all assumed PHC options granted to current PHC directors “other than Mr. Shear” will be fully vested and exercisable at any time prior to the expiration of the option term. Please revise your disclosure to explain how and why Mr. Shear’s options will be treated differently than other PHC directors.
Response:
The Company has revised the disclosure on pages 18 and 19 of the Registration Statement in response to the Staff’s comment, to reflect that Mr. Shear’s options will not be fully vested upon the closing of the merger and that his assumed options were treated differently than those of the other PHC directors in light of the fact that he will have a significant relationship with Acadia, as its Executive Vice Chairman and a director, after consummation of the merger.
“If we do not successfully integrate the operations of Acadia and PHC and realize the expected benefits of the merger, our results of operations could be adversely affected.” page 19
3.	We note your statement that achieving the expected benefits of the merger will depend in part upon the retention of key personnel from both Acadia and PHC. Please revise your disclosure to name the referenced key personnel.
Response:
The Company has revised the disclosure on page 20 of the Registration Statement in response to the Staff’s comment.
“Our revenues and results of operations are significantly affected by payments received from the government and third-party payers.” page 20
4.	Please revise your disclosure to specifically discuss the recent agreement regarding the debt ceiling rise and the changes to the Medicare reimbursement levels that may result in the second round of cuts under this agreement.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

Response:
The Company has added disclosure to the “Our revenues and results of operations are significantly affected by payments received from the government and third-party payers” risk factor on page 21 of the Registration Statement in response to the Staff’s comment.
“We depend heavily on key management personnel and the departure of one or more of our key executives or a significant portion of our local facility management personnel could harm our business.” page 25
5.	We note your statement that the expertise and efforts of your senior executives and key members of your facility management personnel are critical to the success of your business. Please revise your disclosure to name the referenced “key members” of your facility management personnel.
Response:
The Company has revised the disclosure on page 26 of the Registration Statement in response to the Staff’s comment.
Unaudited Pro Forma Condensed Combined Financial Statements, page 35
6.	In the third paragraph on page 35 and throughout your filing you refer to purchase price allocations. Purchase price allocation is a construct of the purchase method under SFAS 141. Please remove reference to the allocation of purchase price throughout your filing. Under paragraphs ASC 805-20-25 all assets acquired and liabilities assumed are generally recorded at their fair values under the acquisition method.
Response:
The Company has replaced the March 31, 2010 and 2011 interim financial statements in the Registration Statement with June 30, 2010 and 2011 financial statements. Balance sheet items have been updated with fair values as of the YFCS purchase date of April 1, 2011 and therefore any changes from estimates to determined values have been made as of the new financial statement dates. Unaudited Pro Forma financial statements have been updated from March 31, 2011 to June 30, 2011 as well. The Company has removed all references to allocation of purchase price from the Registration Statement.
7.	In the fifth paragraph on page 35, you disclose that your pro forma information excludes adjustments associated with the fair value of assets acquired as the preliminary valuations have not been completed and there is no basis for adjusting the historical amounts. Please revise your pro forma information and footnotes to identify the significant tangible and intangible assets and liabilities likely to be recognized and provide your best estimate of their amounts and amortization

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

periods.	To the extent the amounts and periods disclosed are preliminary or provisional and subject to change, please highlight these uncertainties. See Instruction 2 to Item 11-02(b) of Regulation S-X which requires pro forma adjustments for the amortization and other adjustments associated with assets and liabilities recognized under the acquisition method.
Response:
The Company has replaced the March 31, 2010 and 2011 interim financial statements in the Registration Statement with June 30, 2010 and 2011 financial statements. As of June 30, 2011, the assets acquired and liabilities assumed in the acquisitions have been updated to reflect estimated fair values as of the respective acquisition dates. Unaudited pro forma financial statements have been updated from March 31, 2011 to June 30, 2011 as well, to reflect the updated estimates of fair value.
8.	Please revise your pro forma balance sheet to include adjustments for the following items as they appear to be directly attributable to your proposed transaction and factually supportable as required by Item 11-02(b)(6) of Regulation S-X:
•	The change in control payments due to various officers of PHC as disclosed on page four and elsewhere in your filing; and
•	Compensation expense associated with the accelerated vesting and fair value adjustments of management equity awards as disclosed on pages four and five and elsewhere in your filing.
Response:
The Company has revised the notes to its unaudited pro forma condensed combined financial statements to clarify that the estimated $2.4 million of change in control payments due to various officers of PHC are included in the Company’s estimate of transaction-related expenses. The equity-based compensation expense disclosed in the Registration Statement as an expected future charge has been reflected in the Company’s consolidated financial statements for the six months ended June 30, 2011 included in the Registration Statement.
9.	Please revise your pro forma financial information to consistently reflect the effect of the number of common shares outstanding. In this regard, you reflect $177,000 of $0.01 par stock outstanding at March 31, 2011 yet your basic earnings per share for the three months ended March 31, 2011 indicates that 22.5 million weighted-average shares were outstanding for the quarter.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

Response:
The Company has revised the unaudited pro forma condensed combined balance sheet included in the Registration Statement to reflect the corrected pro forma common stock of $226,000, which is based on the $0.01 par value and approximately 22.6 million shares outstanding.
10.	Please tell us how you computed the $25,673 thousand component of adjustment 18 associated with accumulated deficit. In addition, please tell us the components of the $66,105 thousand pro forma accumulated deficit at March 31, 2011.
Response:
The estimated pro forma accumulated deficit of $25,673,000 was computed based on the cumulative net losses for all periods since inception of the Company less the cumulative preferred returns accrued relating to certain classes of the contributed capital. The $66,105,000 pro forma accumulated deficit as of March 31, 2011 was based on the aforementioned $25,673,000 plus $40,432,000 of total estimated costs to be incurred in connection with the PHC merger. The consolidated interim financial statements for the six months ended June 30, 2011 reflect the corporate conversion such that a similar adjustment is not necessary in the amendment to the Registration Statement.
11.	In accordance with ASC 805-30-50-1a, please disclose a qualitative description of factors that make up goodwill for the PHC acquisition.
Response:
Qualitative factors comprising goodwill include efficiencies derived through synergies expected by the elimination of certain redundant corporate functions and expenses, the ability to leverage call center referrals to a broader provider base, coordination of services provided across the combined network of facilities, achievement of operating efficiencies by benchmarking performance and applying best practices throughout the combined company. Such qualitative factors have been disclosed in the notes to the pro forma consolidated financial information.
Comparative Per Share Information, page 45
12.	Please explain to us why the pro forma earnings per share information for the YFCS and PHC acquisitions presented in this table do not agree with your pro forma statements of operations on pages 38 and 39.
Response:
The pro forma earnings per share information set forth on page 48 of the Registration Statement utilizes net income (loss) as the numerator while the earnings per share information presented in the unaudited pro forma condensed combined statement of operations is based on

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

net income (loss) from continuing operations, consistent with the requirements of Article 11 of Regulation S-X.
Recommendation of Board of Directors, page 48
13.	We note your disclosure that Mr. Shear did not participate in the approval of the merger by PHC’s board of directors. Please revise your disclosure to indicate whether or not the board, excepting Mr. Shear, voted unanimously to approve the merger or, if not, identify the directors who voted against the transaction and briefly describe their reasons for doing so.
Response:
The board, excepting Mr. Shear, voted unanimously to approve the merger. The Company has revised the disclosure on pages 2, 19, 51 and 57 of the Registration Statement in response to the Staff’s comment.
Background of the Merger, page 50
14.	Please enhance your disclosure regarding the following matters:
•	the substance of the conversations Mr. Jacobs had with “Mr. Shear from time to time over the course of the preceding several years;”
Response:
In 2008, Mr. Jacobs, on behalf of PSI, approached PHC about a possible combination of the two companies. Although Messrs. Jacobs and Shear had discussions regarding a potential deal between PSI and PHC, discussions never progressed beyond the exploratory stage. The Company has made related revisions to its disclosure on page 53 of the Registration Statement in response to the Staff’s comment.
•	who prompted the meeting between Mr. Jacobs and Mr. Shear in December 2010 regarding the potential employment of Mr. Jacobs and other former PSI senior executive officers by PHC;
Response:
The Company has revised its disclosure on page 53 of the Registration Statement to reflect that Mr. Jacobs approached Mr. Shear after Mr. Jacobs and former PSI executive officers had entered into employment agreements with Acadia, at which time Messrs. Jacobs and Shear discussed a possible strategic combination between Acadia and PHC.
•	why Mr. Shear felt that there was a possibility that Mr. Jacobs would bring potential deals to PHC, as an employee of Acadia;

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

Response:
The Company has revised its disclosure on page 53 of the Registration Statement to reflect that in Mr. Shear’s discussion with PHC’s board of directors, the discussion of additional acquisitions or deals was made in the context of a combined PHC — Acadia organization and Mr. Jacobs leveraging his prior experience with PSI.
•	what prompted the February 2, 2011 meeting among Mr. Jacobs, Mr. Turner, Mr. Shear and representatives of Jeffries & Co., Inc.;
Response:
The Company has revised its disclosure on page 53 of the Registration Statement to reflect that Messrs. Jacobs and Shear agreed, during their January 31, 2011 discussion, that it would be helpful to meet with Jefferies & Company, Inc. (“Jefferies”) in connection with exploring a possible strategic combination of PHC and Acadia.
•	why the parties elected not to pursue the potential acquisition of an additional target, as discussed at the February 24, 2011 meeting; and
Response:
The Company has revised its disclosure on page 54 of the Registration Statement to reflect that the parties elected not to pursue the acquisition of an additional target due to differences of opinion with the target over valuation issues and complexities of structuring a three-way acquisition.
•	the substance of the presentation from Jeffries & Co., Inc. at the March 28, 2011 PHC board meeting.
Response:
The Company has revised its disclosure on page 54 of the Registration Statement to reflect the substance of the presentation from Jeffries at the March 28, 2011 PHC board meeting.
15.	Please disclose the extent to which the board of PHC considered shopping the company or made efforts to obtain offers for the company from other parties prior to or at the time they were negotiating the merger with Acadia. If such efforts were made, the results of such efforts and the terms of other offers should be compared to the Acadia merger agreement. If such efforts were not made, please address why PHC did not pursue or consider other opportunities. Also, please include a separate and prominent risk factor addressing this topic.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

Response:
As described on page 56 of the Registration Statement, both Mr. Shear and Jefferies are familiar with the participants in the behavioral health market, and Jefferies is also familiar with potential financial investors in the behavioral health market. Both Mr. Shear and Jefferies discussed the behavioral health market and the absence of other viable candidates with the full board of directors. Because the PHC board of directors, based upon discussions with its financial advisor, believed that a strategic combination of Acadia and PHC would best maximize the value to PHC stockholders in a transaction and there was an absence of other viable merger candidates, the PHC board of directors determined not to actively solicit potential alternative transactions. Instead, the PHC board of directors, as permitted by applicable law, determined to confirm that there were no reasonably available alternative transactions by negotiating a merger agreement that included a customary “fiduciary out” provision permitting the PHC board of directors to terminate the agreement and pursue any superior alternate transaction that might arise following the announcement of an agreement with Acadia. The proposed transaction received broad news coverage in the behavioral health market and the larger financial market. In the nearly three months following the announcement of the proposed transaction, PHC has not received any contacts from any party relating to the possibility of an alternate transaction. The disclosure in “The Merger — Background of the Merger” section of the Registration Statement has been revised to more fully describe the foregoing, and in view of the foregoing the Company respectfully submits that the facts do not call for a risk factor.
PHC’s Reasons for the Merger, page 55
16.	We note your statement that PHC’s board of directors believes that the financial and other terms and conditions of the merger agreement were the product of “extensive arm’s-length negotiations” among the parties. In light of the fact that Mr. Shear will receive a large payout if the merger is consummated as well as a position with the combined company, please explain how the negotiations were arm’s length in spite of the fact that Mr. Shear was extensively involved in the process, as reflected in the “Background of the Merger” section of the prospectus.
Response:
As described on page 54 of the Registration Statement, the PHC board of directors appointed Mr. Grieco to serve as “lead director” in connection with discussion of the potential merger. In addition, another member of the PHC board of directors, Mr. Howard Phillips, has over 25 years of investment banking experience. Mr. Grieco, in his capacity as lead director, actively participated in the review of the draft merger agreement, regularly discussed developments in the process with Mr. Shear, provided comments and instructions to Mr. Shear, participated in meetings with Mr. Shear, Jefferies, SRR and PHC management and regularly reported to and met with the PHC board of directors. The PHC board of directors received regular reports from Mr. Shear and Mr. Grieco, reviewed proposed revisions in the terms of the merger and provided comments and instructions to Mr. Shear and Mr. Grieco. The Company has revised the disclosure in “The Merger — Background of the Merger” section of the Registration Statement, adding more information reflecting the participation of Mr. Grieco and the PHC board of directors in the negotiation of the merger agreement.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

Opinion of Stout Risius Ross, Inc., page 58
17.	We note the disclosure on page 58 and in the fairness opinion of Stout Risius Ross, Inc. that the opinion does not cover the relative fairness of the consideration being received by the Class B and Class A shareholders and does not consider the distribution to be paid to current Acadia shareholders or any payments made to PHC directors, officer or employees relative to compensation paid to PHC shareholders. Please include a separate and prominent risk factor highlighting the limitations of the fairness opinion.
Response:
The Company has added the “Although the PHC board of directors received a “fairness opinion” with respect to some aspects of the merger consideration, the opinion is limited and does not address the “fairness” of all aspects of the merger” risk factor on page 20 of the Registration Statement in response to the Staff’s comment.
18.	In light of the fact that the table at the bottom of page 65 shows that payments to both Acadia and PHC shareholders were considered in the fairness determination, please explain why the limitation discussed in comment 17 above regarding the payment of distributions to Acadia shareholders is appropriate.
Response:
Stout Risius Ross (“SRR”), in its analysis of the total consideration to be paid, as conducted by them in connection with their opinion and described on pages 61 through 63 of the Registration Statement, considered the cash payments to the PHC/Acadia shareholders and PHC Class B stockholders described in the table on page 69 of the Registration Statement as well as the indicated values of the equity of the combined company and the 22.5% equity interest to be received by PHC stockholders. However, SRR’s opinion addressed only the financial fairness of the merger consideration to be received by holders of PHC Class A common stock and Class B common stock (in the aggregate) and the merger consideration to be received by the holders of PHC Class A common stock (in the aggregate), as described in the first paragraph under “Opinion of Stout Risius Ross, Inc.” on pages 61 through 63 of the Registration Statement, and did not separately address the cash payments.
19.	Please disclose the total fee to be paid to SRR in the third paragraph on page 67.
Response:
The Company has revised its disclosure on page 71 of the Registration Statement in response to the Staff’s comment to reflect that SRR has received a fee of $225,000 for services rendered.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

20.	Please disclose, where appropriate, that SRR has consented to use of the opinion in the document.
Response:
The Company has added the requested disclosure to page 61 of the Registration Statement in response to the Staff’s comment.
Accounting Treatment, page 72
21.	Please revise your filing to clarify the following statement: “Reports of financial condition and results of operations of PHC issued after completion of the merger will reflect PHC’s balances and results after completion of the merger but will not be restated retroactively to reflect the historical financial position or results of operations of PHC.” In this regard, it is unclear why PHC would issue financial information after the merger if Acadia will be the surviving company. It is also unclear why PHC would need to retroactively restate its financial statements for its own activity.
Response:
The Company has revised its disclosure on page 76 of the Registration Statement to make clear that Acadia will issue reports of financial condition and results of operation after completion of the merger and such reports will reflect Acadia’s balances and results after completion of the merger and will not be restated retroactively to reflect PHC’s historical financial position or results of operations.
Federal Securities Laws Consequences, page 77
22.	Please revise your disclosure to name the individuals or entities that you believe will be affiliates of Acadia after the merger.
Response:
The Company has revised its disclosure on page 82 of the Registration Statement in response to the Staff’s comment to reflect that the Company believes that its executive officers, directors and Waud Capital Partners will be its affiliates after consummation of the merger.
Interests of PHC’s Directors and Executive Officers, page 77
23.	Please revise your disclosure to discuss the compensation to be received by Messrs. Shear and Grieco for serving on Acadia’s board of directors after consummation of the merger.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

Response:
The Company has added the requested disclosure to page 83 of the Registration Statement in response to the Staff’s comment.
Regulatory Approvals, page 79
24.	Please revise your disclosure to provide a brief summary of the definitions of a “Pioneer Material Adverse Effect” and an “Acadia Material Adverse Effect.”
Response:
The Company has added a summary of the “Acadia Material Adverse Effect” and “Pioneer Material Adverse Effect” definitions on page 83 of the Registration Statement in response to the Staff’s comment.
25.	Please disclose whether or not it is likely that the merger will require HSR Act notification.
Response:
Although the Company cannot currently predict with certainty whether notification will be required under the HSR Act, the Company does not believe at this time that notification will be required under the HSR Act. The Company has revised the disclosure on page 83 of the Registration Statement in response to the Staff's comment accordingly.
26.	We note the following statement on page 79: “Acadia and/or PHC currently intend to obtain approvals from, file new license and/or permit applications with, and provide notice to applicable government authorities in connection with the merger.” Please revise your disclosure to name the referenced “applicable government authorities.”
Response:
The Company has revised the disclosure on page 83 of the Registration Statement in response to the Staff’s comment to set forth a listing of applicable governmental authorities from which it or PHC intends to obtain approvals, with which it or PHC intends to file new license and/or permit applications and to which it or PHC intends to provide notices. This list, however, is not intended to be exhaustive or capture all possible filings or approvals.
Litigation Relating to the Merger, page 79

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

27.	Please revise your disclosure to provide a more robust description of the allegations in the stockholder complaint, namely the alleged breaches of fiduciary duty.
Response:
The Company has revised the disclosure on page 84 of the Registration Statement to add a more robust discussion of the allegations in the stockholder complaint and to provide a description of the amended stockholder complaint,
Acadia Dividend, page 81
28.	Please define “net proceeds” where used on page 81 rather than referencing the merger agreement.
Response:
The Company has added a summary of the “net proceeds” definition (as set forth in the merger agreement”) to page 86 of the Registration Statement in response to the Staff’s comment.
Access to Information; Confidentiality, page 85
29.	Please revise your disclosure to indicate when the confidentiality agreement between Acadia and PHC will terminate.
Response:
The Company has revised the disclosure on page 90 of the Registration Statement to reflect that the confidentiality agreement is scheduled to expire on September 30, 2012.
Section 16 Matters, page 88
30.	Please revise your disclosure to provide a brief explanation of Section 16(a) Exchange Act reporting requirements and what would be exempt under Section 16b-3 of the Act.
Response:
The Company has added the requested description of Section 16 reporting obligations and the impact of an exemption under Rule 16b-3 of the Exchange Act to page 94 of the Registration Statement in response to the Staff’s comment.
Conditions to the Obligations of Acadia, page 91

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

31.	We note the following statement on page 91: “PHC must have received an opinion of its special counsel, substantially in the form attached to the merger agreement.” Please revise your disclosure to indicate the subject of the referenced opinion.
Response:
The Company has added a description of the subject of the opinion of PHC’s special counsel to page 97 of the Registration Statement in response to the Staff’s comment.
Acadia Management After the Merger, Page 98
32.	Please revise the biographical information of Trey Carter to include the months and years during which Mr. Carter served as Regional Vice President, Behavioral Health Division of Universal Health Services.
Response:
The Company has revised the disclosure on page 103 of the Registration Statement to include the information requested by the Staff.
33.	Please revise the biographical information of William F. Grieco to indicate the months and years during which he served as Senior Vice President and General Counsel of American Science and Engineering, Inc. Currently, your disclosure states that he held these positions from “2008 to 2008.”
Response:
The Company has revised disclosure on page 105 of the Registration Statement to reflect that Mr. Grieco served as Senior Vice President and General Counsel of American Science and Engineering, Inc. from 2003 to 2008.
Controlled Company, page 100
34.	Please revise this discussion to indicate the exact percentage of voting power Waud Capital Partners will hold after consummation of the merger.
Response:
Consistent with the disclosure in the table on page 185 of the “Beneficial Ownership of Acadia Common Stock After the Merger” section in the Registration Statement, the Company has revised the disclosure on page 105 of the Registration Statement to reflect that Waud Capital Partners will control approximately 78.3% of the voting power of the Company after consummation of the merger.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

35.	Please include a risk factor discussing Acadia’s ability to opt out of the NASDAQ listing requirements that would otherwise require a majority of the members of the company’s board to be independent and require either the establishment of a compensation and nominating and governance committee comprised entirely of independent directors or otherwise ensure that compensation is determined or recommended to the board by independent members of the board.
Response:
In response to the Staff’s comment, the Company has added the “We are a “controlled company,” controlled by Waud Capital Partners, whose interest in our business may be different from our or yours” risk factor to page 29 of the Registration Statement.
Committees of the Acadia Board of Directors, page 101
36.	We note the following statement on page 101: “It is anticipated that the board of directors will nominate three directors to serve as members of Acadia’s audit committee.” Please revise your disclosure to name the three individuals to be nominated.
Response:
The Company has revised the disclosure on page 106 of the Registration Statement to reflect that the board of directors will nominate Messrs. Waud and Grieco to serve as the initial members of the audit committee.
Compensation Discussion and Analysis, page 102
37.	We note your statement on page 103 that Mr. Carter achieved all of his 2010 individual performance goals. Please revise your disclosure to describe and quantify these goals, if quantifiable, and the level of achievement of each.
Response:
The Company has revised the disclosure on page 108 of the Registration Statement in response to the Staff’s comment to include a description of Mr. Carter’s individual performance goals for 2010 and to reflect that he achieved all such goals, which resulted in $25,370 of bonus payments to him.
38.	We note the following statement on page 103: “Mr. Carter also entered into a bonus agreement with Acadia Management on January 4, 2010. This bonus agreements [sic], as more fully described in ‘Acadia Interested Transactions — Affiliate Transactions,’ provide for the payment of a one-time incentive cash bonus of $40,000 to Mr. Carter...” The cross referenced section does not describe bonus agreements, but rather discusses promissory notes entered into on

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

January 4, 2010 between Acadia Holdings and Mr. Carter, among others. Please revise your disclosure to describe the bonus agreement either on page 103 where mentioned or on page 143, as referenced.
Response:
The Company has revised the disclosure on page 108 of the Registration Statement in response to the Staff’s comment to include a description of Mr. Carter's 2010 bonus agreement.
Acadia Employment Agreements, page 104
39.	Please name the compensation consultant retained by Acadia’s board of directors in connection with the merger.
Response:
The Company has not yet formally retained a compensation consultant and has revised the disclosure on page 109 of the Registration Statement accordingly.
Executive Compensation Tables, page 110
40.	We note the following statement on page 110: “The table below summarizes the total compensation earned by each of Acadia’s NEOs for the fiscal year ended December 31, 2010.” Please revise this statement to clarify that the table only contains information for Mr. Carter because he is the only executive officer that was employed by Acadia during 2010 that is expected to be an executive officer following the merger, as stated on page 102.
Response:
The Company has made the requested change to the disclosure on page 115 of the Registration Statement in response to the Staff’s comment.
Director Compensation, page 114
41.	We note the following statement on page 114: “The following table sets forth a summary of the compensation paid to Messrs. Mecklenburg and Sainer for the fiscal year ended December 31, 2010.” The table does not contain information for Mr. Sainer, and Mr. Sainer is not discussed elsewhere in the filing. Please reconcile.
Response:
The Company has removed the reference to Mr. Sainer from the introductory sentence to the director compensation tables on page 119 of the Registration Statement.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

Mental Health Industry, page 120
42.	We note your discussion in the last paragraph of this section on page 121 of the positive effects you expect healthcare reform to have on the company. Please balance this disclosure with either a discussion of the corresponding negative effects that might occur as a result of healthcare reform or with a cross-reference to relevant risk factors contained in the filing.
Response:
The Company has added disclosure to page 126 of the Registration Statement in response to the Staff’s comment.
Federal Medical Assistance Percentages, page 124
43.	Please explain how the FMAP will impact the company.
Response:
The Company has added disclosure to page 129 of the Registration Statement in response to the Staff’s comment
Liquidity and Capital Resources, page 131
44.	Please disclose the day’s sales outstanding for each period presented. Disclose the reason for significant changes from the prior period.
Response:
Day’s sales outstanding for the six months ended June 30, 2010 was 32.6, 31.5 for the twelve months ended December 31, 2010 and 31.4 for the six months ended June 30, 2011. The Company has revised the disclosure on page 137 of the Registration Statement in response to the Staff’s comment.
45.	We note your mention of “customary affirmative and negative covenants under the Senior Secured Credit Facility” on page 132. Please either provide a cross reference to a more robust discussion of these covenants or provide a summary of the covenants where mentioned on page 132. Please ensure that your disclosure discusses the terms of the arrangement that directly prohibit or could indirectly limit the company’s ability to pay dividends in the future.
Response:
The Company has revised the disclosure on page 138 of the Registration Statement in response to the Staff’s comment to include a description of the subject covenants, including a description of restrictions on the Company’s ability to pay dividends.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

46.	We note the second bullet point on page 132 that reads as follows: “the Senior Notes must have a maturity 181 days beyond the maturity.” Please revise to more clearly describe the maturity date of the notes.
Response:
The Company has revised the disclosure on page 139 of the Registration Statement in response to the Staff’s comment.
47.	We note the following statement on pages 134: “The Bridge Facility...will mature initially on the first anniversary of the closing of the merger, at which time (subject to satisfaction of certain conditions) the maturity of any outstanding loans thereunder will be extended automatically to the sixth anniversary of the closing of the merger...” Please revise your disclosure to describe the “certain conditions” which must be satisfied.
Response:
The Company has revised the disclosure on pages 140 and 141 of the Registration Statement in response to the Staff’s comment.
Revenue and Contractual Discounts, page 137
48.	Please revise your disclosure to include the following:
•	For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period by payor.
•	Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.
Response:
The Company has added the requested information to its disclosure on pages 144 and 145 of the Registration Statement in response to the Staff’s comment.
49.	Similar to the disclosure provide for PHC, please revise your disclosure to include the following information:

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

•	Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (e.g. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification i.e. Medicare, Medicaid, Managed care and other, and Self-pay.
•	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classifications they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.
Response:
The Company has added the requested information to its disclosure on pages 144 and 145 of the Registration Statement.
Affiliate Transactions, page 143
50.	We note your reference on page 143 to the following section: “Acadia Management After the Merger—Compensation Discussion and Analysis—Elements of Compensation— Equity Purchase Agreements.” This section does not appear in the filing. Please revise.
Response:
The Company has revised the disclosure on page 151 of the Registration Statement to include a reference to “Acadia Management After the Merger—Compensation Discussion and Analysis—Intended Objectives of Acadia’s Executive Compensation Program; Elements of Compensation—Historical Equity Arrangements.”
PHC Operations, page 145
51.	We note your statement at the top of page 146 that Highland Ridge is “recognized nationally for its excellence in treating substance abuse disorders.” Please revise your disclosure to state who has recognized Highland Ridge in this capacity.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

Response:
The Company has revised the disclosure on page 154 of the Registration Statement to delete this statement, in accordance with PHC’s Annual Report on Form 10-K for the fiscal year ended June 30, 2011 filed with the Commission on August 18, 2011 (the “PHC 10-K”).
General Psychiatric Facilities, page 147
52.	Please provide a more robust description of PHC’s affiliation with Seven Hills Hospital and Seven Hills Psych Center, LLC.
Response:
The Company has revised the disclosure on page 157 of the Registration Statement in response to the Staff’s comment to more fully describe PHC’s relationship with Seven Hills Hospital, Inc. and Seven Hills Psych Center, LLC.
Quality Assurance and Utilization Review, page 152
53.	We note the following statement on page 153: “PHC’s outpatient facilities comply with the standards of National Commission on Quality Assurance...although the facilities are not NCOA certified.” Please indicate whether or not the facilities are required to be NCOA certified.
Response:
The Company has revised the disclosure on page 161 of the Registration Statement to reflect that PHC’s facilities are not required to be NCQA certified.
Legal Proceedings, page 157
54.	Please clarify, if true, that PHC is not currently a party to any proceeds that individually nor in the aggregate would have a material adverse effect on its financial condition or results of operations. To the extent that the putative stockholder class action lawsuit precludes you from making the disclosure requested in the previous sentence, please revise your disclosure on page F-75 and elsewhere to clarify why you have not recorded a contingent liability or disclosed an estimate of the possible loss or range of loss. A statement that you deem the lawsuits without merit and intend to defend them vigorously does not alleviate your obligation to assess whether a liability should be recorded under ASC 450-20-25 or to provide the disclosures required by ASC 450-20-50-1 through 50-4.
Response:
The Company has revised the disclosure on page 84 of the Registration Statement in response to the Staff’s comment and in light of the fact that PHC is a party to the MAZ Partners putative stockholder class action lawsuit, as disclosed on page 84 of the Registration Statement.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

Revenue recognition and accounts receivable, page 158
55.	Please revise your disclosure to include the following:
•	For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period by payor.
Response:
The Company has revised the disclosure on page 167 of the Registration Statement to reflect that the contractual adjustments for fiscal 2010 and fiscal 2011 relate primarily to commercial payors in response to the Staff’s comment.
•	Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.
Response:
Since Medicare was PHC’s primary third party payor for fiscal year 2010, PHC operated on a prospective payment system with Medicare and PHC’s cost report settlements are current through fiscal 2010. PHC does not expect a material adjustment for the 2011 fiscal year with regard to unsettled amounts. Therefore, any adjustment would not have a material impact on the financial position or operations of PHC.
Financing in connection with MeadowWood Acquisition, page 168
56.	Please file as an exhibit the Credit Agreement among MeadowWood, PHC and its subsidiaries, and Jefferies Finance LLC.
Response:
PHC has filed the credit agreement among PHC, its subsidiaries and Jefferies Group, Inc. as Exhibit 10.18 to the PHC 10-K, which exhibit is incorporated by reference into the Registration Statement.
PHC Interested Transactions, page 171
57.	Please revise your disclosure to explain the purpose of the $275,000 borrowed by PHC from Bruce Shear’s brothers, Eric and Stephen Shear, during the March 31, 2009 quarter.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

Response:
The Company has added disclosure to page 176 of the Registration Statement in response to the Staff’s comment to reflect that PHC borrowed amounts from Eric and Stephen Shear to address its short-term borrowing needs. All such amounts were repaid in full in March 2009.
Requirements for Amendments to Acadia’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 176
58.	We note the following statement on page 176: “Acadia’s amended and restated certificate of incorporation will provide that Acadia reserves the right to amend, alter, change or repeal any provision contained therein, in the manner now or hereafter prescribed therein and by the laws of the State of Delaware.” This statement is vague. Please revise your disclosure to explain what the articles and Delaware law prescribe regarding the amendment, alteration, change or repeal of any provision of the company’s certificate of incorporation.
Response:
The Company has revised the disclosure on page 181 of the Registration Statement in response to the Staff’s comment.
Comparison of Stockholders Rights, page 182
59.	Please ensure that the description of Acadia stockholder rights in this section describes the rights as they will exist post-merger. For instance, the description of special meeting rights on page 186 appears to contradict the description on page 175. Page 175 states that special meetings of stockholders may only be called upon resolution approved by a majority of the Acadia board of directors then in office. However, page 186 states that special meetings may be called under the bylaws by the president on his own behalf or at the request of a majority of the board or the holders of 10% or more of the then issued and outstanding shares of capital stock entitled to vote.
Response:
The Company has revised the disclosure on pages 190 through 191 of the Registration Statement in response to the Staff’s comment.
Financial Statements
60.	Please update your financial statements as required by Item 3-12 of Regulation S-X.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

Response:
The Company has updated the unaudited financial statements for each of Acadia, PHC and MeadowWood in the Registration Statement as required by Item 3-12 of Regulation S-X.
Acadia Healthcare Company, LLC Consolidated Financial Statements
Quarterly Period Ended March 31, 2011
Consolidated Balance Sheets, page F-3
61.	Please revise your presentation to include a pro forma balance sheet reflecting only the accrual of your anticipated $74.4 million dividend as disclosed in adjustment (20) to your pro forma financial statements on page 42. Please see SAB Topic 1:B.3.
Response:
A pro forma balance sheet reflecting the accrual of the anticipated $74,441,000 dividend has been presented in the Company’s interim consolidated financial statements as of June 30, 2011 in accordance with SAB Topic 1:B.3.
Note 13. Commitments and Contingencies, page F-10
62.	Please clarify if true, that you are not currently a party to any proceeding that would individually or in the aggregate have a material adverse effect on its financial condition or results of operations.
Response:
The Company has clarified in Note 13 to its interim consolidated financial statements that it is not currently a party to any proceeding that would individually or in the aggregate have a material adverse effect on its financial condition or results of operations.
Note 14. Subsequent Events, page F-11
63.	Please revise your disclosure to clarify why $6,146,000 of share based compensation was recognized on April 1, 2011 in connection with the YFCS merger. Please disclose how this amount was determined. Separately reference for us the authoritative literature you relied upon to support your accounting.
Response:
The Company has revised the disclosures in its interim consolidated financial statements to describe the reason for recognition, and how the amount was determined. As a supplement, for the Staff’s reference, the Company notes that, as discussed in the revised disclosure, in connection with the YFCS merger on April 1, 2011, the vesting of the Class B Preferred and Class B Common units was accelerated. All existing Class A Preferred and Common Units and

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

Class B Preferred and Common Units were exchanged for new fully vested Class A Units and Class B units and cash of $861,758. ASC 718-30-35-5 prescribes that the modification of a liability award should be accounted for as the exchange of the original award for a new award. Accordingly, due to the exchange of the original Class A and B units for fully vested Class A and B units, such guidance requires that the fair value of such awards be recognized at the modification date.
Fiscal Year Ended December 31, 2010
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-20
64.	Please disclose the amount of charity care for each period presented and discuss management’s assessment of the impact of the adoption of ASU 2011-07 on your future financial statements.
Response:
The Company has revised its disclosures in response to the Staff's comment.
Note 3. Acquisitions 2011 Acquisition, page F-25
65.	Please revise your disclosure to include the preliminary fair value of individual assets acquired and liabilities assumed for your acquisition of Youth and Family Centered Services.
Response:
The notes to the consolidated financial statements have been clarified to more specifically identify the preliminary fair value of individual assets acquired and liabilities assumed in the acquisition of YFCS and have been included in the Company’s consolidated financial statements for the six months ended June 30, 2011 and added to the Company’s consolidated financial statements for the year ended December 31, 2010.
66.	The goodwill balance of $154.5 million represents approximately 87% of the total consideration of $178.2 million paid for YFCS. In accordance with ASC 805-30-50-1a, please disclose a qualitative description of factors that make up goodwill. Tell us if you consider whether any intangible assets existed that were not previously recorded in YFCS’s financial statements. In addition, disclose the amount of goodwill expected to be deductible for tax purposes.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

Response:
Disclosures relating to the qualitative factors that make up goodwill, the intangible assets identified and the amount of goodwill that is deductible for tax purposes have been included in the Company’s consolidated financial statements for the six months ended June 30, 2011 and added to the Company’s consolidated financial statements for the year ended December 31, 2010.
Note 13. Income Taxes, page F-31
67.	Please revise your disclosure to discuss what the “other” line item represents in the effective tax rate reconciliation and what has caused the fluctuation in the periods presented.
Response:
The Company has revised its disclosures relating to the effective tax rate reconciliation to state that the “other” line item represents the flow-through of taxable income to the members of Acadia Healthcare Holdings, LLC.
Youth and Family Centered Services, Inc and Subsidiaries
Fiscal Year Ended December 31, 2010
Note 1. Summary of Significant Accounting Policies
Accounts Receivable and Allowance for Doubtful Accounts, page F-49
68.	Please revise your disclosure to include the following information:
•	Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (e.g. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification i.e. Medicare, Medicaid, Managed care and other, and Self-pay.
•	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classifications they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

disclose the historical percentage of amounts that get reclassified into self-pay.
Response:
The Company has provided the requested disclosure on page F-53 of the Registration Statement.
Note 6. Stock Based Compensation, page F-56
69.	For the warrants and stock options issued, please tell us and disclose how you determined the fair value of the underlying common stock at the time of issuance.
Response:
The Company has revised the disclosures included in the YFCS consolidated financial statements for the year ended December 31, 2010 to describe the methodology for determining the fair value of common stock at the date of issuance of the warrants and stock options. As disclosed, the fair value of the underlying common stock of YFCS was established based on a third party valuation report obtained in 2004. The value of the common stock subsequent to 2004 was materially consistent with such third party valuation report and the indications of enterprise value from the Company’s efforts to sell the Company and the ultimate sale of YFCS in 2011.
PHC, Inc. Recent accounting pronouncements, page F-87
70.	Please disclose the issuance of ASU 2011-07 and discuss management’s assessment of the impact that the adoption will have on your Consolidated Financial Statements.
Response:
In July 2011, FASB issued ASU 2011-07, Healthcare Entities (Topic 954) which requires healthcare organizations that perform services for patients for which the ultimate collection of all or a portion of the amounts billed or billable cannot be determined at the time services are rendered to present all bad debt expense associated with patient service revenue as an offset to the patient service revenue line item in the statement of operations. The ASU also requires qualitative disclosures about PHC’s policy for recognizing revenue and bad debt expense for patient service transactions and quantitative information about the effects of changes in the assessment of collectability of patient service revenue. This ASU is effective for fiscal years beginning after December 15, 2011, and will be adopted by PHC in the first quarter of 2013 (if the merger is not consummated by that time). PHC is currently assessing the potential impact the adoption of this ASU will have on its consolidated results of operations and consolidated financial position.
Annex C—Opinion of Stout Risius Ross, Inc.
71.	The staff notes the limitation on reliance by shareholders in the fairness opinion provided by Stout Risius Ross, Inc., as noted on page C-3. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, please disclose the basis for SRR’s belief that shareholders

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

cannot rely upon the opinion to support any claims against SRR arising under applicable state law (e.g., the inclusion of an express disclaimer in SRR’s engagement letter with the Company). Please describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Please further disclose that the availability of such a state-law defense to SRR would have no effect on the rights and responsibilities of either SRR or the board of directors under the federal securities laws.
Response:
The Company, with SRR’s consent, has deleted the reference to the limitation on reliance by shareholders from page C-3 of the Registration Statement.
Item 21. Exhibits and Financial Statement Schedules, page II-2
72.	We note that you have omitted Exhibits A through H to the Agreement and Plan of Merger. Please revise your list of exhibits to include a statement by which the company agrees to supplementally provide copies of these exhibits to the Commission upon request. See Item 601(b)(2) of Regulation S-K.
Response:
The Company has added disclosure to the exhibit listing of the Registration Statement in response to the Staff’s comment to reflect that the exhibits to the Agreement and Plan of Merger will be furnished to the SEC upon request by the SEC, in accordance with Rule 601(b)(2) of Regulation S-K.
73.	Please file as exhibits the amendments to Acadia’s CEO and CFO employment agreements, as referenced on pages F-43 and F-64 of the filing.
Response:
The employment agreements and related amendments referenced on pages F-43 and F-64 of the original filing of the Registration Statement were for Kevin Sheehan and Mack Nunn, YFCS’ former chief executive officer and chief financial officer. Because neither Mr. Sheehan nor Mr. Nunn were ever employed by the Company and will not be executive officers of the combined company after consummation of the merger, the Company has not filed their employment agreements as exhibits to the Registration Statement.

Jeffrey P. Riedler
U.S. Securities and Exchange Commission
August 19, 2011

     In the event that you have any additional questions, please contact me directly at (615) 861-6000.

Sincerely,
/s/ Christopher Howard
Christopher Howard
Executive Vice President, General Counsel and Secretary Acadia Healthcare Company, Inc.

cc: R. Henry Kleeman and Carol Anne Huff (Kirkland & Ellis LLP)